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PROSPECTUS SUPPLEMENT NO. 2/A to Prospectus dated August 5, 2004 of	Filed Pursuant to Rule 424(b)(3) Registration No. 333-116469

APEX SILVER MINES LIMITED

$200,000,000

2.875% Convertible Senior Subordinated Notes Due 2024
and the Ordinary Shares Issuable Upon Conversion of the Notes

        This prospectus supplement relates to resales of our 2.875% Convertible Senior Subordinated Notes due 2024 issued in a private offering in March and April 2004 and 6,988,120 ordinary shares, $0.01 par value, issuable upon conversion of the notes, plus an indeterminate number of additional ordinary shares that may be issued from time to time upon conversion of the notes as a result of adjustments as described in the prospectus to which this prospectus supplement refers.

        This prospectus supplement, which supplements our prospectus dated August 5, 2004, contains additional information about the selling securityholders.

        You should read the prospectus supplement in conjunction with the prospectus. This prospectus supplement updates information in the prospectus and accordingly, to the extent inconsistent, the information in the prospectus supplement supersedes the information contained in the prospectus.

        Investing in the securities offered in this prospectus involves risks. See "Risk Factors" beginning on page 12 of the prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 16, 2005.

The information appearing under the section entitled "Selling Securityholders"
in the prospectus is amended and restated by the information appearing below.

SELLING SECURITYHOLDERS

        The notes were originally issued in a private offering to Initial Purchasers led by Citigroup Global Markets Inc. and Barclays Bank PLC. The Initial Purchasers have advised us that the notes were resold in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers," as defined by Rule 144A under the Securities Act and outside the United States in reliance on Regulation S. Selling securityholders, including their transferees, pledgees, donees or successors, may from time to time offer and sell pursuant to this prospectus supplement and the underlying prospectus any or all of the notes and the ordinary shares into which the notes are convertible.

        The following table sets forth additional information with respect to the selling securityholders, the principal amount of the notes and the number of ordinary shares into which the notes are convertible beneficially owned by such selling securityholders that may be offered pursuant to this prospectus supplement and the prospectus to which it refers. Unless set forth below, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates.

        We have prepared the table based on information given to us by, or on behalf of, the selling securityholders on or before August 10, 2005. Because the selling securityholders may offer, pursuant to this prospectus supplement and the underlying prospectus, all or some portion of the notes or ordinary shares listed below, no estimate can be given as to the amount of notes or ordinary shares that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

        Information about the selling securityholders may change over time. Any changed information given to us by the selling securityholders will be set forth in additional prospectus supplements or amendments to the underlying prospectus if and when necessary.

	Principal Amount of Notes at Maturity		Number of Ordinary Shares
Selling Securityholder	Beneficially Owned and Offered Hereby ($)	Percentage of Notes Outstanding	Number of Ordinary Shares that may be sold(1)	Percentage of Outstanding Ordinary Shares(2)
Coastal Convertibles Ltd.(3)	1,000,000	*	34,940	*
DBAG London(4)	1,254,000	*	43,815	*
Delaware Group Equity Funds V—Delaware Retirement Income Fund	1,000,000	*	34,940	*
GLG Market Neutral Fund(5)	7,500,000	3.75%	262,054	*
JP Morgan Asset Management (UK) Ltd a/c Bernese Teachers Pension Fund(6)	440,000	*	15,374	*
JP Morgan Asset Management (UK) Ltd a/c HI-SV-Rentonglobal 1-2 SFONDS(6)	400,000	*	13,976	*
JP Morgan Asset Management (UK) Ltd a/c JF Global CB Open(6)	4,500,000	2.25%	157,233	*
JP Morgan Asset Management (UK) Ltd a/c JF World CB Open Mother Fund(6)	1,100,000	*	38,435	*
JP Morgan Asset Management (UK) Ltd a/c JPMF Global Convertible Bond Fund (Euro)(6)	2,460,000	1.23%	85,954	*
JP Morgan Asset Management (UK) Ltd a/c JPM Global Convertible Bond Fund (USD)(6)	100,000	*	3,494	*
JP Morgan Asset Management (UK) Ltd a/c Nomura JPMF World CB Fund(6)	2,600,000	1.30%	90,846	*
JP Morgan Securities Inc.(7)	17,000,000	8.50%	593,990	1.21%
Whitebox Diversified Convertible Arbitrage Partners L.P.(8)	3,000,000	1.09%	104,822	*

*
Less than 1%.

(1)
Assumes conversion of all of the notes held by such holder at the initial conversion rate of 34.9406 ordinary shares for each $1,000 in principal amount of the notes. This conversion rate is subject to adjustment as described under "Description of the Notes—Conversion Rights." As a result, the number of ordinary shares issuable upon conversion of the notes may increase in the future. Further assumes that such holder does not hold any ordinary shares other than ordinary shares into which the notes are convertible.

(2)
Calculated based on 48,476,978 ordinary shares outstanding as of August 8, 2005. In calculating this amount for each holder, we treated as outstanding the number of ordinary shares issuable upon conversion of all of that holder's notes, but we did not assume conversion of any other holder's notes.

(3)
The selling securityholder has identified Harbor Capital as an entity with control over the selling securityholder. Jay Lurie and Elliot Sloyer are natural persons with control over Harbor Capital.

(4)
The selling securityholder is an affiliate of a registered broker-dealer. The selling securityholder has purchased the securities being offered in the ordinary course of business and, at the time of the purchase of the securities being offered, had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

(5)
GLG Partners L.P. is the Investment Manager of GLG Market Neutral Fund and has sole voting and dispositive power over the selling securityholder's registrable securities.

(6)
The selling securityholder has identified JP Morgan Asset Management (UK) Limited as an entity with control over the selling securityholder.

(7)
The selling securityholder is a registered broker-dealer. To the extent a selling securityholder is a broker-dealer, it is deemed to be an "underwriter" within the meaning of the Securities Act.

(8)
The selling securityholder has identified Whitebox Diversified Convertible Arbitrage Advisors LLC ("Whitebox LLC") as an entity with control over the selling securityholder. Andrew Redleaf, a natural person, is the Managing Member of Whitebox LLC.

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APEX SILVER MINES LIMITED $200,000,000 2.875% Convertible Senior Subordinated Notes Due 2024 and the Ordinary Shares Issuable Upon Conversion of the Notes
SELLING SECURITYHOLDERS